SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 24th, 2007

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES ANOTHER DESIGN WIN WITH A
WAN OPTIMIZATION COMPANY

– Silicom Bypass Cards now used by Seven WAN Optimization Companies –

        KFAR SAVA, Israel, October 24, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has achieved a new Design Win for its Bypass adapters with an additional company in the WAN optimization market, and it has already received initial purchase orders. This brings the total number of players in the WAN Optimization market which use Silicom cards to seven.

        The Company will use the Silicom Bypass adapters in its appliance products. These appliances are designed to improve backup, replication and recovery between data centers and facilitates branch office server and storage centralization, by improving application performance across the Wide Area Network (WAN).

        “We see continued strong momentum in the WAN Optimization market, benefiting many market players including Silicom,” said Mr. Shaike Orbach, President and CEO of Silicom. “This Design Win again expands our footprint in the WAN Optimization sector and we are now supplying adapters to seven market players. This demonstrates the strength of Silicom’s penetration into this market, which we believe continues to have significant growth potential going forward.”

        Mr. Orbach continued, “Our strategy has proven to be and remains successful, and we continue to be very excited with regard to the opportunities ahead of us- especially in the WAN Optimization and the Security spaces.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: info@gkir.com